Exhibit 2

During the 60 days preceding the filing of this Amended Schedule 13D, the Reporting Persons have purchased Shares in brokered transactions as follows:

Date	Reporting Person	Number of Shares	Price per Share
2/17/2009	R. Dean Phillips	5,000	$ 6.20
2/17/2009	R. Dean Phillips	9,583	$ 6.25
2/17/2009	R. Dean Phillips	417	$ 6.24
2/18/2009	R. Dean Phillips	4,500	$ 6.00
2/20/2009	R. Dean Phillips	2,000	$ 5.93
2/20/2009	R. Dean Phillips	10,000	$ 5.55
3/04/2009	R. Dean Phillips	5,500	$ 5.35
3/05/2009	R. Dean Phillips	2,365	$ 5.02